Nivalis Therapeutics, Inc.

3122 Sterling Circle, Suite 200

Boulder, Colorado, 80301

July 13, 2016

VIA EDGAR

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C.  20549

Re:                             Nivalis Therapeutics, Inc.

Registration Statement on Form S-3

Registration No. 333-212404

Ladies and Gentlemen:

In accordance with Rules 460 and 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, a request is made hereby on behalf of Nivalis Therapeutics, Inc., a Delaware corporation (the “Company”), that acceleration of the effectiveness of the above-captioned Registration Statement be granted for 4:00 p.m. (Eastern time) on July 14, 2016, or as soon thereafter as practicable.

In connection with this request for acceleration, the Company acknowledges that:

•                  should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                  the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We request that you inform Carin M. Cutler of Gross Cutler Seiler Dupont LLC when the Registration Statement becomes effective by phone at (303) 926-4827 or by email at CCutler@gcsdlaw.com.

Sincerely,

Nivalis Therapeutics, Inc.

By:	/s/ R. Michael Carruthers
R. Michael Carruthers
Chief Financial Officer